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                                         EXHIBIT 99(A)(10)

 FOR IMMEDIATE RELEASE

            JITNEY-JUNGLE EXTENDS OFFER FOR DELCHAMPS


     Jackson, Mississippi, July 30, 1997.  Jitney-Jungle
Stores of America, Inc. announced today that the expiration date of the $30 per share cash tender offer by Jitney-Jungle's subsidiary, Delta Acquisition Corporation, for all outstanding shares of Delchamps, Inc. (NASDAQ NMS:
DLCH), which was originally scheduled to expire at 12:00 midnight, New York City time, on August 8, 1997, has been extended until 5:00 p.m., New York City time, on August 25,
1997.

     Jitney-Jungle said it received a request for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The waiting period required by the Hart-Scott-Rodino Act with respect to the tender offer will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Jitney-Jungle with the request it received, unless the waiting period is terminated earlier by the FTC. The tender offer will not be consummated until, among other things, the expiration or termination of the Hart-Scott waiting period or any other period during which Jitney-Jungle may agree with antitrust authorities not to purchase Delchamps shares.

     Jitney-Jungle said that it is proceeding as expeditiously as possible to comply with the FTC's request for additional information. However, it is possible a further extension of the offer may be required in connection with the FTC's request.

     The offer is also subject to other terms and conditions, including provisions obliging or permitting
Jitney-Jungle to extend the offer under certain circumstances, as disclosed in the offer to purchase.

     As of the close of business on July 29, 1997, approximately 157,572 shares of common stock of Delchamps had been tendered and not withdrawn.

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FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:

Michael E. Julian, President and Chief Executive Officer
(601) 346-2116

MacKenzie Partners, Inc.:

Grace M. Protos
(212) 929-5500